Exhibit 23.2

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Frontier Digital Media Group, Inc. on Amendment No. 2 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated June 30, 2015 and on the balance sheets of Frontier Digital Media Group, Inc. as of December 31, 2014 and 2013 and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended and the period from September 11, 2011 (inception) to December 31, 2014 which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Very truly yours,

/s/ Cutler & Co. LLC

Cutler & Co. LLC

Wheat Ridge, Colorado

November 23, 2015